Part II

Item 2a

Yes

LNI branded affiliates outside of the United States (collectively, the LNI BD Affiliates) route orders on an agency basis on behalf of their clients in U.S. symbols to for the Negotiation ATS execution. Orders sent by the LNI BD Affiliates to LNI may be routed to and receive executions in the Negotiation ATS. The LNI BD Affiliates do not have their own MPIDs.

1. Liquidnet Asia Limited - broker-dealer, agency, no MPID.
2. Liquidnet Australia Pty Ltd. - broker-dealer, agency, no MPID.
3. Liquidnet Canada Inc. - broker-dealer, agency, no MPID.
4. Liquidnet Japan Inc. - broker-dealer, agency, no MPID.
5. Liquidnet Singapore Pte Ltd - broker-dealer, agency, no MPID.
6. TP ICAP Europe SA - broker-dealer, agency, no MPID.
7. TP ICAP Markets Limited - broker-dealer, agency, no MPID.

The LNI BD Affiliates identified above may similarly onboard Members, Customers, and LPs in their respective regions utilizing their own jurisdictional standards. LNI treats orders from LNI BD Affiliates Participants in an equivalent manner as if they are LNI Participants. For example, a Member of Liquidnet Asia Limited will be considered as a Member with the same access.

Item 6a

Yes

Confidential trading information (CTI) of Participants of the Negotiation ATS may consist of:

1. The identity of Participants.

2. Orders and IOIs (including match status) transmitted to the Negotiation ATS by or on behalf of a Participant.

3. Trades executed in the Negotiation ATS by a Participant.

Notwithstanding the preceding, LNI does not consider post-trade information that is aggregated and anonymized or otherwise presented in a way that does not reveal a client to be a Participant of the Negotiation ATS to be CTI. For example, LNI may share post-trade data consisting of overall LNI trading activity, but the information is presented as overall LNI activity) with third-party providers for the purpose of analyzing LNIs business. Participants may opt out of having their overall LNI activity data provided to these third-party providers by contacting Trade Coverage. Post-trade information refers to information that has been reported to the consolidated tape pursuant to SRO trade reporting requirements.

LNI does not have any personnel whose sole responsibility is to service the Negotiation ATS. Below is a summary of the shared personnel that provide services to the Negotiation ATS. Shared personnel are not involved in front office services. Only LNI employees, as provided below, offer front office services to Participants. Shared personnel of affiliates provide technical services, finance, risk, credit risk, legal, compliance and back-office support. Shared personnel are employed by LNI, ICAP Global Broking Inc. (IGBI), which is LNIs parent, and TP ICAP Americas Holdings Inc. (TPIAH), which is IGBIs parent, and certain affiliates Liquidnet Canada Inc. (LNC), Liquidnet Japan Inc. (LNJ), Liquidnet Australia Ply LTD (LNAU), Liquidnet Asia Limited (LNAL), Liquidnet Singapore Pte. Ltd. (LNS), Liquidnet Technologies Europe Limited (LNTE), TP ICAP Group Services Limited (TPGS), TP ICAP (Europe) S.A. (TPIE), [TP ICAP Markets Limited (TPIM),](#)TP ICAP Management Services (Hong Kong) Limited(TPHK), TP ICAP Management Services (Singapore) Pte. Ltd., TP ICAP Management Services (Australia) Pty Ltd. (TPMSA), Neptune Networks Limited (NNL), and Neptune Networks US LLC (NNUS) and have access to CTI of the Negotiation ATS:

1. Business Analytics personnel. Business Analytics personnel provide data and reports to internal LNI personnel, such as Senior Leadership, Sales (which includes Trade Coverage and Trading Desk personnel, and Marketing, for use in monitoring, developing, and enhancing LNIs products and services, including ATS and non-ATS products and services. These personnel are employees of LNI, ~~TPIE~~ [TPIM](#) and LNAL.

2. Product support personnel. These personnel provide implementation, technical and functional support for ATS and non-ATS activity. These personnel are employees of LNI, LNC, LNJ, LNAU, LNAL, LNS, TPIE, [TPIM,](#) and LNTE.

3. Trade services personnel. These personnel handle account set-up, trade allocations and trade settlement for ATS and non-ATS activity. These personnel are employees of LNI, LNC, LNJ, LNAU, LNAL, LNS, [TPIM,](#) and TPIE.

4. IT Infrastructure personnel. These personnel maintain the computers, networks, databases, and connectivity that comprise the LNI systems, including ATS and non-ATS systems. These personnel are employees of IGBI, TPIAH, LNC, LNJ, LNAU, LNAL, LNS,

LNTE, TPGS, TPIE, TPIM, TPHK, and TPMSA.

5. Software Development and Quality Assurance personnel. These personnel are responsible for the development, enhancement, and maintenance of the software components of the LNI systems, including ATS and non-ATS components. These personnel are employees of IGBI, TPIAH, LNC, LNJ, LNAU, LNAL, LNS, LNTE, TPGS, TPIE, TPIM, TPHK, and TPMSA.

6. Product personnel. These personnel are responsible for the design and enhancement of LNIs trading products, including ATS and non-ATS products. These personnel are employees of IGBI; some of these personnel are dual employees of LNI LNC, LNAL, TPIM, and TPIE.

7. Business intelligence personnel. This team develops reports for use by internal groups in monitoring, developing, and enhancing LNIs products and services, including ATS and non-ATS products and services. These personnel are employees of LNI, ~~TPIE~~TPIM, and LNTE .

8. Legal and Compliance personnel. Legal and Compliance personnel are responsible for working with the business units to establish and enforce legal and compliance policies, including ATS and non-ATS policies. Legal and Compliance are employees of TPIAH.

9. Risk personnel. TPIAH maintains an organization-wide operational risk management program that includes ongoing assessments of strategic, environmental, financial, compliance, security and operational risks. Risk personnel are employees of TPIAH.

10. Credit Risk personnel. These personnel manage the credit risk exposure of LNI, set credit limits for Participants, perform periodic credit reviews of Participants and monitor credit limits on a daily basis. Credit Risk personnel are employees of TPIAH.

11. Information Risk personnel. These personnel are responsible for working with the business units to establish and enforce LNIs policies relating to information security, including ATS and non-ATS policies. These personnel are employees of LNI, LNC, LNJ, LNAU, LNAL, LNS, TPIM. and TPIE.

12. Finance personnel. The Finance team has responsibility for accounts payable and receivable operations in connection with the operation of LNIs business. These Finance personnel are employees of TPIAH and TPGS.

13. Trade Coverage personnel. These personnel facilitate negotiations and executions involving Members and Customers, monitor and provide consultative support concerning Member and Customer orders, including orders that interact with the LNIs ATSs and/or other venues, and respond to inquiries and diagnose issues. These personnel are employees of LNI.

14. Trading Desk personnel. These personnel can trade orders sent to the desk by a Members or Customers in accordance with their respective instructions. Trading Desk personnel handle, troubleshoot and monitor all high-touch Member or Customer orders. Trading Desk personnel also can view and monitor low-touch Member and Customer algo orders and provide consultative support to Members and Customers in connection with these orders. These personnel are employees of LNI.

15. Execution Consulting & Quant Strategies personnel. Execution Consulting & Quant Strategies personnel are responsible for providing tailored trade performance reports, analyses and consultation to Members and Customers concerning the use and optimization of LNIs algos and other trading products. These personnel are employees of LNI, ~~TPIE~~TPIM, and LNAL.

16. Commission Management personnel. This service consists of commission sharing and commission aggregation. The commission sharing service involves Members and Customers using commission credits to pay for research and other permissible services. These personnel are employees of LNI.

17. Fixed Income Sales & Trading personnel. These personnel facilitate executions, respond to inquiries and diagnose issues involving Participants of the LNI Fixed Income ATS. The personnel are employees of LNI, TPIM, TPIE, NNL, and NNUS.

18. NNL and NNUS Sales & Trading personnel. These personnel facilitate executions, respond to inquiries and diagnose issues involving Participants of the Neptune Networks platforms. The personnel are employees of LNI, TPIM, TPIE, NNL, and NNUS.

19. Marketing personnel. These personnel perform marketing functions for LNI. The personnel are employees of LNI, TPIM, and TPIE.

For administrative purposes, all LNI employees are on the payroll of TPIAH. The classification of an employee as an IGBI or LNI employee is based on the function that the employee performs.

For additional information, see the response to Item 7.d. of this Part II, which identifies the roles and responsibilities of any persons who have access to trading information, the trading information that is accessible by them, and the basis for the access.

Item 6b

Yes

LNI has engaged the following service providers that provide services that may be considered material in connection with the operation of the Negotiation ATS:

1. ICAP Global Broking Inc. Parent company of LNI. Develops and maintains the Negotiation ATS and licenses it to LNI as described in Item 6a above.

2. TP ICAP Americas Holdings Inc. Parent of IGBI. TPIAH provides certain shared service employees as described in Item 6a above.

3. TP ICAP Group Services Ltd. is an affiliate of LNI, which provides technology-related services to LNI granting a license for its Fusion system. Fusion enables clients to smoothly access affiliated liquidity pools across products, asset classes, brands and regions.

4. Liquidnet Canada Inc. Provides certain shared service technical employees as described in Item 2a of Part II and Item 6a above.

5. Liquidnet Japan Inc. Provides certain shared service technical employees as described in Item 2a of Part II and Item 6a above.

6. Liquidnet Australia Ply LTD Provides certain shared service technical employees as described in Item 2a of Part II and Item 6a above.

7. Liquidnet Asia Limited Provides certain shared service technical employees as described in Item 2a of Part II and Item 6a above.

8. Liquidnet Singapore Pte. Ltd. Provides certain shared service technical employees as described in Item 2a of Part II and Item v6a above.

9. Liquidnet Technologies Europe Limited Provides certain shared service employees as described in Item 6a above.

10. TP ICAP (Europe) S.A. Provides certain shared service technical employees as described in Item 2a of Part II and Item 6a above.

11. TP ICAP Management Services (Hong Kong) Limited Provides certain shared service employees as described in Item 6a above.

12. TP ICAP Management Services (Singapore) Pte. Ltd. Provides certain shared service employees as described in Item 6a above.

13. TP ICAP Management Services (Australia) Pty Ltd. Provides certain shared service employees as described in Item 6a above.

14. TP ICA Markets Limited. Provides certain shared service employees as described in Item 6a above.

15. Equinix. Data center provider for the Negotiation ATS.

~~15~~16. Cyrus One. Data center provider for the Negotiation ATS.

~~16~~17. Oracle. Database software used in connection with the operation of the Negotiation ATS.

~~17~~18. Redline. Provides market data used in the operation of the Negotiation ATS. See the response to Item 23 of Part III for additional detail.

~~18~~19. Goldman, Sachs & Co. (GS) LNIs clearing broker for US equities. See the response to Item 22 of Part III for additional detail.

~~19~~20. Iron Mountain. Back-up tape storage.

~~20~~21. Amazon Web Services. Provides cloud computing services for the Negotiation ATS.

~~21~~22. Salesforce. Provides client relationship management services to LNI.